UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approves dividend payment

—

Rio de Janeiro, February 24, 2021 - Petróleo Brasileiro S.A. - Petrobras, informs that its Board of Directors, at a meeting held today, approved dividends to shareholders based on the 2020 annual results in the amount of R$ 10.3 billion, corresponding to R$ 0.787446 per common and preferred share.

This value is equivalent to 5% of the share capital, applied to both preferred and common shares. Of the total amount, R$ 5.7 billion refer to the allocation of 2020 annual results and R$ 4.6 billion come from the profit retention reserve.

The proposed dividend, higher than the mandatory minimum, was made possible by the strong cash generation of the company in 2020 and is in line with the commitment to generate value for shareholders.

The payment will be made in Brazil on April 29, 2021 and shareholders will be entitled to this dividend as follows:

1.                    The record date for owners of Petrobras shares traded on B3 will be April 14, 2021, and for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange - NYSE will be April 16, 2021.

2.                    Petrobras’ shares will be traded ex-dividends on B3 and NYSE as of April 15, 2021.

The value of this dividend will be adjusted by the Selic rate from December 31, 2020 until the payment date.

This dividend proposal will be sent to the endorsement of the General Shareholder´s Meeting to be held on April 14.

Petrobras Dividend Policy can be accessed on the company's website (http://www.investidorpetrobras.com.br/en).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer